Exhibit 99.1

Kuke Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, China, August 4, 2021 /PRNewswire / — Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading provider of classical music content, licensing, subscription, and smart music learning solutions in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total revenue increased by 732.0% to RMB84.1 million (US$13.0 million) from RMB10.1 million in the same period of 2020.

•

Smart music learning solutions revenue increased by 34.2 times to RMB20.7 million (US$3.2 million) from RMB0.6 million in the same period of 2020. Licensing and subscription revenue increased by 328.3% to RMB39.6 million (US$6.1 million) from RMB9.2 million in the same period of 2020.

•

Loss was RMB11.4 million (US$1.8 million), compared to RMB9.7 million in the same period of 2020. Non-IFRS profit[1] was RMB18.3 million (US$2.8 million), compared to non-IFRS loss of RMB10.3 million in the same period of 2020.

Second Quarter 2021 Operational Highlights

•

As of June 30, 2021, the Company had established collaborations with over 4,500 kindergartens and launched more than 20,000 Kuke smart pianos to those kindergartens. During the second quarter of 2021, the number of active Kukey students, namely students who attended at least one paid Kukey course during the period, was 33,000, compared to 5,300 in the second quarter of 2020.

•

As of June 30, 2021, the total pieces of content in the Company’s classical music library increased by more than 80 thousand to more than 2.7 million, over 2.3 million of which are music tracks and 410,000 of which are long-form concerts, operas, master-class videos, and audiobooks. Music genres featured in the library include classical, jazz, world, country, and Chinese folk music.

•	Starting in the second quarter of 2021, the Company provided commercial performance planning and execution services to provincial symphony orchestras across China.

Mr. He Yu, Chief Executive Officer of Kuke, commented, “Our second quarter performance was characterized by a robust recovery in business, stellar revenue growth, and improved profit margins. As the music industry and the economy as a whole continued to recover, we further expanded our classical music content library; optimized our smart music hardware, content, and systems; and provided planning and execution services for live music events. We are confident that these efforts will continue to enhance the already significant synergies among all aspects of our businesses and continue to fuel our growth momentum going forward.”

Mr. Tony Chan, Chief Financial Officer of Kuke, commented, “In the second quarter, we grew our revenues by 7.3 times year over year, expanded our gross margin to 59.1%, and achieved profitability on a non-IFRS basis. These results were mainly driven by a recovery in demand and our increasing economies of scale. We remain on track to achieve our full year revenue target of no less than RMB400 million, and we expect our business activities to continue improving in the coming quarters.”

[1]

Non-IFRS profit/loss of the Company was arrived at after excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

Second Quarter 2021 Financial Results

Total Revenue

Total revenue increased by 732.0% to RMB84.1 million (US$13.0 million) from RMB10.1 million in the same period of 2020.

•

Smart music learning solutions revenue increased by 34.2 times to RMB20.7 million (US$3.2 million) from RMB0.6 million in the same period of 2020, primarily driven by the increases in enrollment from kindergarten students and sales of smart music education solutions. Sales of smart music education solutions increased to RMB14.4 million (US$2.2 million), compared to RMB39 thousands (US$6 thousands) in the same period of last year, and subscriptions from kindergarten students increased to RMB6.2 million (US$1.0 million) from RMB0.5 million in the same period of last year.

•

Licensing and subscription revenue increased by 328.3% to RMB39.6 million (US$6.1 million) from RMB9.2 million in the same period of 2020, primarily driven by growth in the number of license agreements secured during the quarter, recovery in demand for music streaming by institutional subscribers, and an increase in the Company’s music content offerings. In particular, licensing revenue increased to RMB34.2 million (US$5.3 million) from RMB5.0 million in the same period of last year, while subscription revenue increased to RMB5.4 million (US$0.8 million) from RMB4.2 million in the same period of last year.

•	Live music event revenue was RMB23.8 million (US$3.7 million), as the Company’s commercial music performance activities increased significantly compared to the same period last year.

Cost of Sales

Total cost of sales in the second quarter of 2021 increased by 399.6% to RMB34.4 million (US$5.3 million) from RMB6.9 million in the same period of 2020. This increase was in line with the increase in the Company’s business operations which resulted in increased amortization for copyrighted music contents, costs of sales for smart music learning solutions, and depreciation of smart pianos placed in kindergartens.

Gross Profit

Gross profit in the second quarter of 2021 increased by 14.4 times to RMB49.7 million (US$7.7 million) from RMB3.2 million in the same period of 2020. Gross margin improved to 59.1% from 31.9% in the same period of 2020, mostly due to greater economies of scale as the Company grew its copyright licensing and smart music learning solutions revenue at a much faster pace than its associated costs.

Operating Expenses

Total operating expenses in the second quarter of 2021 increased by 329.4% to RMB59.5 million (US$9.2 million) from RMB13.9 million in the same period of 2020.

•

Selling and distribution expenses in the second quarter of 2021 increased by 104.7% to RMB13.0 million (US$2.0 million) from RMB6.3 million in the same period of 2020. As sales increased for the Company’s smart music learning solutions, distribution expenses increased accordingly.

•

Administrative expenses in the second quarter of 2021 increased by 265.2% to RMB37.5 million (US$5.8 million) from RMB10.3 million in the same period of 2020, mainly due to increases in stock-based compensation expenses and increases in research and development expenses.

Operating Loss

Operating loss in the second quarter of 2021 was RMB8.4 million (US$1.3 million), compared to RMB9.6 million in the same period of 2020.

Loss for the Period

Loss was RMB11.4 million (US$1.8 million), compared to RMB9.7 million in the same period of 2020, which was mostly due to the shared-based compensation in the amount of 16.5 million.

Non-IFRS Profit/Loss for the Period

Non-IFRS Profit was RMB18.3 million (US$2.8 million), compared to non-IFRS loss of RMB10.3 million in the same period of 2020.

Loss per ADS and Non-IFRS Profit/Loss per ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB0.42 (US$0.07) in the second quarter of 2021, compared to RMB0.44 in the same period of 2020. Basic and diluted non-IFRS profit per ADS were both RMB0.62 (US$0.10) in the second quarter of 2021, compared to non-IFRS loss of RMB0.42 in the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2021, the Company had cash and cash equivalents of RMB153.3 million (US$23.7 million).

Recent Business Development

On July 28, 2021, the Company leveraged its industry resources and networks to develop a program for China’s teen musicians called the “Qing Pei Talent Show”. This program was designed to help Chinese teenagers enter the classical music field, discover their musical talents, and form a closed-loop industry chain.

On July 27, 2021, the Company announced the timing and theme for the 24th Beijing Music Festival (“BMF”). The theme of the 24th BMF is “Masters and Memorials”. Musicians will express their interpretation of the theme through a set of 18 performances in 20 different shows over 16 days in October. In addition to celebrating the accomplishments of established musicians, BMF aims to provide a platform for young Chinese musicians to express their musical voices to the world.

On July 23, 2021, the Company announced a strategic cooperation agreement with People’s Music Publishing House. The two parties will work together to establish the People’s Music & Naxos Global Platinum Record Program of China, and the Global Resource Co-construction Plan for the National Aesthetic Education Research Music Encyclopedia Interdisciplinary Curriculum.

On June 29, 2021, Kuke announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$1 million of its ADSs through December 31, 2021. To show the Company’s confidence in its constantly improving operational and financial performances, the Company plans to start repurchasing ADSs following the Company’s second quarter 2021 earnings release.

On June 24, 2021, Kuke announced that KUKEY Lessons, the Company’s exclusive smart piano learning solutions, have been added to pre-school music learning curriculum in China and deployed in over 4,000 kindergartens across China.

Business Strategy and Outlook

As a leading classical music-focused service provider in China, the Company intends to leverage its ever-expanding copyrighted music content library and its technological innovation prowess to make it easier for users to subscribe to and study classical music, cultivate public interest in classical music and artistic pursuit, and create a smart classical music ecosystem.

Full year 2021 revenue is expected to be no less than RMB400 million (US$61.05 million). The Company believes that it is on track to achieve this revenue target for the year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 7:30 A.M. U.S. Eastern Time on Wednesday, August 4, 2021, (7:30 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Kuke Music Holding Limited

A replay of the conference call will remain accessible for one week after the live event by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10158093

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.kuke.com/.

About Kuke Music Holding Limited

Kuke is China’s leading comprehensive music group encompassing the entire value chain from content provision to education services. By collaborating with Naxos, the world’s largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier record companies. Leveraging its market leadership in copyrighted classical music content in China, Kuke provides highly scalable classical music licensing and subscription services to over 700 universities, libraries and online music platforms. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 23 consecutive years. At the same time, Kuke provides consumers with premium music content, music literacy education, talent competitions, and public performances through its apps, Kuke Music and BMF Club. Through KUKEY, the Company’s proprietary AI music education system, Kuke aims to democratize music education via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning. By integrating music content and education, Kuke is constructing a unique AI-driven music education ecosystem and providing students with full life-cycle music programs.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.457 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciations, share-based compensation expenses, impairment losses on financial assets, and the corresponding income tax effects of these non-IFRS adjustments.

Investor Relations Contact:

Kuke Music Holding Limited

Email: Jane.zuo@kuke.com

            IR@kuke.com

Phone: +1 (212) 321-0602

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and US$)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
NON-CURRENT ASSETS
Property, plant and equipment	18,135	58,747	9,099
Intangible assets	263,101	269,472	41,736
Right-of-use assets	14,918	3,833	594
Goodwill	237,225	237,680	36,812
Investment in a joint venture	491	64	10
Prepayments, other receivables and other assets	95,376	203,832	31,570
Net investments in subleases	202	—	—
Deferred tax assets	8,917	11,106	1,720

Total non-current assets	638,365	784,734	121,541

CURRENT ASSETS
Inventories	950	4,942	765
Trade receivables	181,722	146,334	22,665
Prepayments, other receivables and other assets	28,523	47,216	7,313
Net investments in subleases	211	421	65
Due from related parties	1,763	2,306	357
Due from shareholders	100	100	15
Cash and cash equivalents	25,719	153,282	23,740

Total current assets	238,988	354,601	54,920

Total assets	877,353	1,139,335	176,461

EQUITY
Issued capital	162	195	30
Reserves	655,939	928,314	143,777

Equity attributable to equity holders of the parent	656,101	928,509	143,807
Non-controlling interests	5,068	5,816	901

Total equity	661,169	934,325	144,708

NON-CURRENT LIABILITIES
Other payable	—	—	—
Contract liabilities	587	380	59
Deferred tax liabilities	1,447	1,432	222
Lease liabilities	9,830	11,890	1,842

Total non-current liabilities	11,864	13,702	2,123

CURRENT LIABILITIES
Trade payables	27,310	31,944	4,947
Other payables and accruals	67,121	55,487	8,594
Contract liabilities	24,314	24,789	3,839
Due to a shareholder	325	325	50
Due to a related party	7,177	—	—
Interest-bearing loans and borrowings	60,000	60,000	9,293
Lease liabilities	7,660	15,667	2,427
Income tax payable	10,413	3,096	480

Total current liabilities	204,320	191,308	29,630

Total liabilities	216,184	205,010	31,753

Total equity and liabilities	877,353	1,139,335	176,461

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and US$, except for per share data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Revenue	10,102	84,052	13,018
Cost of sales	(6,878)	(34,363)	(5,322)

Gross profit	3,224	49,689	7,696
Other income/(loss), net	1,028	1,412	219
Selling and distribution expenses	(6,349)	(12,999)	(2,013)
Administrative expenses	(10,275)	(37,529)	(5,813)
Impairment losses on financial assets/(loss), net	2,762	(9,000)	(1,394)
Other operating expenses	—	(13)	(2)

Operating loss	(9,610)	(8,440)	(1,307)
Share of losses of a joint venture	—	(239)	(37)
Finance costs	(2,579)	(2,149)	(333)
Finance income	579	25	4

Loss before tax	(11,610)	(10,803)	(1,673)
Income tax expense	1,960	(634)	(98)

Loss for the period and total comprehensive loss for the period	(9,650)	(11,437)	(1,771)

Attributable to:
Equity holders of the parent	(10,752)	(12,289)	(1,903)
Non-controlling interests	1,102	852	132

Basic	(0.44)	(0.42)	(0.07)

Diluted	(0.44)	(0.42)	(0.07)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and US$)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Loss for the period and total comprehensive loss for the period	(9,650)	(11,437)	(1,771)

Adjustments:
Amortsation and Depreciation	2,568	4,951	767
Share-based compensation	—	16,545	2,562
Impairment losses on financial assets, net	(2,762)	9,000	1,394
Income tax effects	(431)	(796)	(123)

Non-IFRS Profit	(10,275)	18,263	2,829